Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 30, 2026

Eldorado Gold Announces Board Leadership Transition

Dan Myerson appointed Chair and Patrick Godin appointed Lead Independent Director

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) today announced the completion of the Board of Directors leadership transition process previously outlined by the Company.

Effective today, Steven Reid has stepped down as Chair and from the Board after more than five years as Chair and 13 years of service as a director. The Board has appointed Dan Myerson as Chair of the Board and Patrick Godin as Lead Independent Director. The appointments form part of the Board's ongoing and previously announced succession and renewal process and support continuity in governance as Eldorado advances through a period of significant growth.

"On behalf of the Board and management team, I would like to thank Steve for his leadership, strategic guidance and dedication to Eldorado over the past 13 years," said George Burns, Chief Executive Officer. "As Chair, Steve has helped guide the Company through a transformative period, including the advancement of Skouries, the acquisition of Foran and McIlvenna Bay, and the development of a strong governance framework that positions Eldorado for continued success."

"Dan and Patrick bring a highly complementary combination of strategic, operational and governance experience," added Mr. Burns. "Dan has a deep understanding of our business, growth projects and long-term value creation opportunities, while Patrick contributes more than four decades of operational and leadership experience in the mining industry. Together, they will provide strong support and oversight as we enter the next phase of Eldorado's growth."

Mr. Myerson joined Eldorado's Board following the acquisition of Foran Mining Corporation and has served as Deputy Chair since that time. A mining entrepreneur, he most recently served as Chief Executive Officer and Executive Chair of Foran, where he led the development of the McIlvenna Bay Project and helped establish the company as one of the sector's leading growth stories. Prior to Foran, he held senior roles with Glencore's Canadian zinc business and global trading group.

"I look forward to serving as Chair at this important time in Eldorado's evolution," said Mr. Myerson. "With Skouries nearing commercial production, McIlvenna Bay ramping up operations, a strong portfolio of growth opportunities across the business and some of the longest mine lives and progress towards the lowest costs in the global critical minerals and precious metals sectors, Eldorado is positioned to maximize value per share and create incredible value for owners and stakeholders. . I look forward to working closely with Patrick and my fellow directors as we continue to support management's focus on disciplined execution, operational excellence and responsible growth and long-term shareholder value creation.”

Mr. Godin brings more than 40 years of mining industry experience and has held executive leadership positions spanning mine construction, operations, safety performance and corporate growth initiatives. His extensive operational experience provides valuable insight as Eldorado continues to advance and optimize its portfolio of assets.

As Lead Independent Director, Mr. Godin will support effective Board governance and serve as a key liaison among the independent directors, the Chair and management.

About Eldorado Gold

Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Türkiye, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, “focus", “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

Forward-looking statements or information contained in this news release include, but is not limited to, statements or information with respect to: expected benefits and responsibilities in relation to changes of the Board; our ongoing succession and renewal process and expected benefits thereto; expectations of Skouries nearing commercial production and McIlvenna Bay ramping up operations; expectations of mine lives and low costs; expectations that we have a strong portfolio of growth opportunities and that we are well positioned to maximize value and create value for owners and stakeholders; and generally, Eldorado’s strategy, focus, plans, goals and priorities.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries Project, the McIlvenna Bay Project and our other operating mines and development projects; and general market conditions, including prevailing market prices of our common shares and other available investment and business opportunities. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries Project, the McIlvenna Bay Project and our other construction and development projects; general market conditions, including prevailing market prices of our common shares, and other available investment and business opportunities; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.